January 6, 2016

Kimberly Browning Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust – Grant Park Absolute Return Fund

Dear Ms. Browning:

On October 19, 2015, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Grant Park Absolute Return (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 765 to its Registration Statement under the Investment Company Act of 1940 on Form N-1A. Kimberly Browning provided the following comments on November 30, 2015 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus

Comment 1. Please provide or finalize any missing or bracketed disclosures.

Response. Any missing or bracketed disclosure will be finalized in the Fund’s next post-effective amendment.

Comment 2. Please revise any disclosures that refer to the Fund’s investment “in other types of securities” where appropriate to provide for the specific types of such securities.

Response. The Registrant will consider such changes in the Fund’s next post-effective amendment.

Comment 3. Please confirm that when the Prospectus or SAI references legal authority that such authority is explained. Please review these disclosures and revise as necessary in accordance with Plain English principals.

Response. Registrant confirms that all prospectus references to legal authority are made in accordance with Plain English principals as appropriate. With respect to such disclosures in the SAI, Registrant notes that SAI disclosures are required to be “clear, concise and understandable” and believes that existing disclosures are consistent with this directive and industry practice. Registrant further notes that, to the extent such disclosure is found in the Fund’s investment restrictions disclosure, such disclosure is consistent with the Trust’s standard policies as established with the initial series of the Trust.

Comment 4. Please delete the reference to filing under the Securities Exchange of 1933 on the cover page.

Response. The reference will be deleted in the next post-effective amendment for the Fund.

Comment 5. Please provide a cross-reference to the Fund’s statement of additional information in the first paragraph of the Fees and Expenses of the Fund section.

Response. The requested revision will be made in the Fund’s next post-effective amendment.

Comment 6. In the third footnote to the Fund’s fee table, please revise the disclosure referring to the Fund’s operating expense limitation agreement such that references to investments or strategies that are principal to the Fund are not disclosed.

Response. The Registrant respectfully declines to make any revision to the third footnote to the Fund’s fee table. Footnote 3 includes a list of standard exclusions from the expense cap and tracks the language of the Expense Limitation Agreement.

Comment 7. Please confirm that the Fund’s total operating expense ratio reflects the Fund’s use of leverage.

Response. The Registrant so confirms.

Comment 8. Please confirm that any payments made under the previously erroneous investment advisory fee have been remedied and that the appropriate amount of fees have since been accrued.

Response. Investment advisory fees have been properly and accurately accrued since the Fund’s most recent post-effective amendment. The Fund’s adviser has been waiving fees in connection with the operating expense limitation agreement since the Fund’s inception.

Comment 9. Please disclose, to the extent possible, the names of any other funds in which the Fund invests and the differences in any investment policies and restrictions between the Fund and such other funds.

Response. The disclosure will be revised in the Fund’s next post-effective amendment to provide for the Fund’s investment in an affiliated fund also advised by the Fund’s adviser.

Comment 10. Please revise to provide the specific type of exchange-traded funds that the Fund may invest in.

Response. The disclosure will be revised in the Fund’s next post-effective amendment to reflect that the Fund does not intend to invest directly in ETFs.

Comment 11. With respect to fixed income securities, please disclose the lowest quality of rating that the Fund may invest in, whether the funds invests in corporate and government issuers and if the Fund has any maturity restrictions.

Response. The Fund does not invest directly in any fixed-income securities. The disclosure will be revised in the Fund’s next post-effective amendment to disclose the investment guidelines of the affiliated fund in which the Fund invests.

Comment 12. Please provide disclosure that the Fund’s investment in any hedge funds will be illiquid and that such investment are not subject to the protections of the Investment Company Act.

Response. The Fund does not intend to invest in any hedge funds as a principal investment strategy.

Comment 13. Please disclose the maximum percentage of the Fund’s total assets that may be invested in hedge funds.

Response. The Fund does not intend to invest in any hedge funds as a principal investment strategy.

Comment 14. Please revise the types of securities in which the Fund may invest such that exchange-traded funds are not considered fixed-income securities.

Response. The disclosure will be revised in the Fund’s next post-effective amendment to reflect that exchange-traded funds are not disclosed as fixed income securities.

Comment 15. Please disclose the risks associated with the Fund’s investment in affiliated funds.

Response. The requested disclosure will be made in the Fund’s next post-effective amendment.

Comment 16. Please revise the Temporary Investments section of the prospectus to disclose that the Fund may not achieve its investment objective when investing in such securities.

Response. The requested disclosure will be made in the Fund’s next post-effective amendment.

SAI

Comment 17. Please revise the disclosure to distinguish between the Fund’s principal and non-principal investment strategies.

Response. The following disclosure will be added in the Fund’s statement of additional information:

To the extent a type of investment is not discussed in the section titled “Principal Investment Strategies” in the Fund’s prospectus, such type of investment is not used by the Fund in executing its principal investment strategies.

Comment 18. Please provide risk disclosure regarding the use of reverse repurchase agreements.

Response. The following disclosure will be added in the Fund’s statement of additional information:

Reverse Repurchase Agreements. In a reverse repurchase agreement, the Fund sells portfolio securities to another party and agrees to repurchase the securities at an agreed-upon price and date. Reverse repurchase agreements involve the risk that the other party will fail to return the securities in a timely manner, or at all, which may result in losses to the Fund. The Fund could lose money if it is unable to recover the securities and the value of the collateral held by the Fund is less than the value of the securities. These events could also trigger adverse tax consequences to the Fund. Reverse repurchase agreements also involve the risk that the market value of the securities sold will decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements may increase fluctuations in the Fund’s NAV and may be viewed as a form of borrowing by the Fund..

Comment 19. Please confirm that the Fund will segregate appropriate assets in connection with any derivative or short selling transactions.

Response. The Registrant so confirms.

Comment 20. Please confirm that the Fund will not engage in total return swaps or credit default swaps

Response. The Fund does not intend to engage in total return swap or credit default swap transactions at this time.

Comment 21. Please provide disclosure that the Fund will reduce its borrowings within three days in instances where it exceeds the borrowing limits in Section 18(f)(1).

Response. The requested disclosure will be made in the Fund’s next post-effective amendment.

Comment 22. Please revise the Fund’s fundamental concentration policy to provide for the Fund’s concentration in a “group of industries.”

Response. If consented to by the Fund’s shareholders, a revised fundamental policy will be disclosed in the Fund’s next post-effective amendment.

Comment 23. Please add a fundamental policy regarding the Fund’s operation as a diversified fund.

Response. If consented to by the Fund’s shareholders, a fundamental policy regarding diversification will be disclosed in the Fund’s next post-effective amendment.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla